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10029611

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-50269

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/09** (MM/DD/YY) AND ENDING **12/31/09** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Alpine Partners, L.P.**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Union Avenue
(No. and Street)

Cresskill	**New Jersey**	**07626**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gerald Post	**(201) 871-0866**
	(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

SEC
Mail Processing
Section

MAR 01 2010

Washington, DC
107

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name - if individual, state last, first, middle name)

345 Park Avenue	**New York**	**NY**	**10154**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Gerald Post**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm o **Alpine Partners, L.P.**, as of **December 31**, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Gerald Post

Signature

Vice President, Eckert Corp., General Partner of Alpine Partners, L.P.

Title

ELAINE GIORDANO
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires Jan. 28, 2015

E Giord

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALPINE PARTNERS, L.P.

Table of Contents

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Partners
Alpine Partners, L.P.:

We have audited the accompanying statement of financial condition of Alpine Partners, L.P. (the Partnership), including the condensed schedule of investments, as of December 31, 2009, and the related statement of income, changes in partnership capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alpine Partners, L.P. as of December 31, 2009, and the results of its operations, the changes in partnership capital, and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 26, 2010

ALPINE PARTNERS, L.P.

Statement of Financial Condition

December 31, 2009

Assets

Cash and cash equivalents	$	10,117,531
Deposits with clearing organizations		968,216
Securities owned, at fair value (cost $169,742,885) (notes 3 and 4)		177,471,472
Receivables from brokers, dealers, and clearing organizations (notes 4 and 6)*		126,128,315
Receivables from affiliates (note 5)		156,402
Dividends and interest receivable		578,933
Other assets		2,019
Total assets	$	315,422,888

Liabilities and Partnership Capital

Liabilities:		
Securities sold, not yet purchased, at fair value (cost $96,078,421) (note 3)	$	93,331,100
Payables to brokers, dealers, and clearing organizations (notes 4 and 6)*		81,453,882
Payables to affiliates (notes 4 and 5)		329,546
Dividends and interest payable		244,552
Accounts payable, accrued expenses, and other liabilities		85,188
Total liabilities		175,444,268
Commitments and contingencies (note 10)		
Partnership capital:		
General partner		1,000
Limited partners		139,977,620
Total partnership capital (note 8)		139,978,620
Total liabilities and partnership capital	$	315,422,888

* Includes $24,673,400 of securities borrowed which have been reloaned to other counterparties.

See accompanying notes to financial statements.

ALPINE PARTNERS, L.P.

Condensed Schedule of Investments

December 31, 2009

	Shares	Fair value
Securities owned, at fair value (126.78%):		
Common stock (80.49%):		
Communications (1.92%)		$ 2,682,760
Consumer (10.53%):		
Pepsi Bottling Group Inc. (7.19%)	268,400	10,065,000
Other (3.34%)		4,675,316
Total consumer		14,740,316
Energy (14.77%):		
BJ Services Co. (6.00%)	451,400	8,396,040
Other (8.77%)		12,277,841
Total energy		20,673,881
Financial (0.98%)		1,377,750
Healthcare (3.40%)		4,755,680
Industrial (15.81%):		
Burlington Northern Santa Fe Corp. (12.46%)	176,900	17,445,878
Other (3.35%)		4,691,263
Total industrial		22,137,141
Manufacturing (7.89%):		
Black & Decker Corp. (7.63%)	164,700	10,677,501
Other (0.26%)		368,649
Total manufacturing		11,046,150
Media and entertainment (1.13%)		1,581,306
Pharmaceutical (1.42%)		1,989,844
Real estate (0.32%)		447,050
Technology (21.04%):		
Affiliated Computer Services (5.98%)	140,300	8,374,507
3Com Corp. (5.29%)	988,200	7,411,500
Other (9.77%)		13,659,680
Total technology		29,445,687
Utilities (0.27%)		382,155
Other (1.01%)		1,415,765
Total common stock (cost $106,418,388)		112,675,485
Exchange traded funds (1.20%)		
Other		1,680,672
Total exchange traded funds (cost $1,660,908)		1,680,672

(Continued)

ALPINE PARTNERS, L.P.

Condensed Schedule of Investments

December 31, 2009

	Shares	Fair value
Convertible bonds (28.72%):		
Communications (1.87%)		$ 2,614,930
Consumer (1.95%)		2,727,062
Financial (3.27%)		4,582,464
Healthcare (2.40%)		3,364,558
Industrial (2.39%)		3,346,328
Internet (2.99%)		4,185,186
Manufacturing (3.23%)		4,522,614
Pharmaceutical (2.03%)		2,833,351
Real estate (3.31%)		4,630,172
Technology (4.79%)		6,702,199
Utilities (0.49%)		688,380
Total convertible bonds (cost $37,624,969)		40,197,244
Preferred stock (13.93%):		
Energy (9.82%)		13,736,666
Healthcare (1.14%)		1,602,563
Industrial (2.97%)		4,160,065
Total preferred stock (cost $16,838,594)		19,499,294
Options (0.01%):		
Industrial (0.00%)		4,590
Other (0.01%)		12,078
Total options (cost $75,663)		16,668
Other securities (0.85%):		
Communications (0.03%)		45,310
Energy (0.82%)		1,133,885
Financial (0.00%)		3,300
Total other securities (cost $2,134,319)		1,182,495
Distressed bonds (0.73%):		
Consumer (0.73%)		1,024,860
Total distressed bonds (cost $1,679,694)		1,024,860
Debt securities (0.80%):		
Industrial (0.56%)		780,152
Technology (0.24%)		334,000
Total debt securities (cost $3,043,213)		1,114,152
Privately held securities (0.05%):		
Financial (0.00%)		4,963
Internet (0.05%)		75,639
Total privately held securities (cost $267,137)		80,602
Total securities owned, at fair value (cost $169,742,885)		$ 177,471,472

(Continued)

ALPINE PARTNERS, L.P.

Condensed Schedule of Investments

December 31, 2009

	Investment in securities, at fair value	Percentage of investment in securities, at fair value
Country composition:		
United States	$ 164,398,413	92.63%
Canada	6,895,627	3.89
Norway	2,906,527	1.64
Australia	2,151,913	1.21
Channel Islands	1,118,992	0.63
	$ 177,471,472	100.00%

	Shares	Fair value
Securities sold, not yet purchased, at fair value (66.68%):		
Common stock (55.36%):		
Communications (1.68%)		$ 2,348,635
Consumer (7.35%)		10,287,421
Energy (14.47%)		20,269,670
Financial (3.32%)		4,642,872
Healthcare (2.48%)		3,472,776
Industrial (4.63%)		6,485,145
Internet (3.11%)		4,350,897
Manufacturing (9.90%):		
The Stanley Works (7.44%)	202,100	10,410,171
Other (2.46%)		3,442,701
Total manufacturing		13,852,872
Media and entertainment (0.00%)		1,524
Pharmaceutical (1.61%)		2,257,761
Real estate (2.61%)		3,652,448
Technology (3.87%)		5,411,230
Utilities (0.33%)		465,130
Total common stock (proceeds $81,068,079)		77,498,381
Exchange traded funds (11.32%):		
Other (11.32%)		15,832,719
Total exchange traded funds (proceeds $15,010,342)		15,832,719
Total securities sold, not yet purchased, at fair value (proceeds $96,078,421)		$ 93,331,100

(Continued)

ALPINE PARTNERS, L.P.

Condensed Schedule of Investments

December 31, 2009

	Securities sold, not yet purchased, at fair value	Percentage of securities sold, not yet purchased, at fair value
Country composition:		
United States	$ 93,244,762	99.91%
Canada	83,411	0.09
Channel Islands	2,927	—
	$ 93,331,100	100.00%

	Fair value
Total return equity swaps (0.01%):	
Unrealized depreciation on total return equity swaps	$ 16,763

Unrealized appreciation and depreciation on total return equity swaps are recorded within receivables from brokers, dealers, and clearing organizations, payables to brokers, dealers, and clearing organizations, respectively (note 4).

	Notional amount of total return equity swaps	Percentage of notional amount of total return equity swaps
Country composition:		
Australia	$ 2,619,380	40.21%
Great Britain	2,244,537	34.46
United Arab Emirates	826,260	12.68
Canada	823,747	12.65
	$ 6,513,924	100.00%

ALPINE PARTNERS, L.P.

Condensed Schedule of Investments

December 31, 2009

	Shares	Fair value
Shorts against the box – held long (78.22%):		
Communications (6.88%)		$ 9,625,400
Energy (9.07%):		
Suncor Energy Inc. (5.65%)	224,100	7,912,971
Other (3.42%)		4,784,330
Total energy		12,697,301
Financial (1.11%)		1,552,471
Healthcare (13.00%):		
Thermo Fisher Scientific Inc. (8.45%)	247,968	11,825,594
Other (4.55%)		6,373,081
Total healthcare		18,198,675
Industrial (4.56%)		6,382,705
Internet (0.69%)		966,057
Manufacturing (5.13%)		7,174,949
Media and entertainment (11.58%):		
Comcast Corp. (5.34%)	443,437	7,476,348
Other (6.24%)		8,738,548
Total media and entertainment		16,214,896
Pharmaceutical (21.30%):		
AmerisourceBergen Corp. (20.14%)	1,081,352	28,190,847
Other (1.16%)		1,628,338
Total pharmaceutical		29,819,185
Technology (4.90%)		6,862,370
Total shorts against the box – held long (cost $107,454,085)		$ 109,494,009

(Continued)

ALPINE PARTNERS, L.P.

Condensed Schedule of Investments

December 31, 2009

	Shares	Fair value
Shorts against the box – held short (78.22%):		
Communications (6.88%)		$ 9,625,400
Energy (9.07%):		
Suncor Energy Inc. (5.65%)	224,100	7,912,971
Other (3.42%)		4,784,330
Total energy		12,697,301
Financial (1.11%)		1,552,471
Healthcare (13.00%):		
Thermo Fisher Scientific Inc. (8.45%)	247,968	11,825,594
Other (4.55%)		6,373,081
Total healthcare		18,198,675
Industrial (4.56%)		6,382,705
Internet (0.69%)		966,057
Manufacturing (5.13%)		7,174,949
Media and entertainment (11.58%):		
Comcast Corp. (5.34%)	443,437	7,476,348
Other (6.24%)		8,738,548
Total media and entertainment		16,214,896
Pharmaceutical (21.30%):		
AmerisourceBergen Corp. (20.14%)	1,081,352	28,190,847
Other (1.16%)		1,628,338
Total pharmaceutical		29,819,185
Technology (4.90%)		6,862,370
Total shorts against the box – held short (proceeds $137,018,626)		$ 109,494,009

Unless otherwise noted investment percentages are based upon a percentage of total partnership capital.

See accompanying notes to financial statements.

ALPINE PARTNERS, L.P.

Statement of Income

Year ended December 31, 2009

Revenues:	
Interest earned from borrowed securities	$ 225,320
Trading and arbitrage gains	14,586,583
Dividend income	2,608,110
Interest income	1,243,053
Total revenues	18,663,066
Expenses:	
Interest incurred on loaned securities	74,377
Advisory fee (note 5)	3,506,818
Operating expenses (note 5)	907,856
Interest expense (note 5)	789,181
Dividends on securities sold short	1,482,793
Commissions and clearing costs	877,736
Legal fees and other professional services	193,579
Compensation of the general partner (note 5)	50,000
Total expenses	7,882,340
Net income	$ 10,780,726

See accompanying notes to financial statements.

ALPINE PARTNERS, L.P.

Statement of Changes in Partnership Capital

Year ended December 31, 2009

		General partner	Limited partners	Total
Balance as of December 31, 2008	$	5,074	150,122,463	150,127,537
Capital contributions		—	4,551,244	4,551,244
Capital withdrawals		(4,081)	(25,476,806)	(25,480,887)
Net income		7	10,780,719	10,780,726
Balance as of December 31, 2009	$	1,000	139,977,620	139,978,620

See accompanying notes to financial statements.

ALPINE PARTNERS, L.P.

Statement of Cash Flows

Year ended December 31, 2009

Cash flows from operating activities:	
Net income	$ 10,780,726
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in operating assets:	
Deposits with clearing organizations	740,000
Securities owned, at fair value	(92,960,335)
Receivables from brokers, dealers, and clearing organizations	(8,526,284)
Receivables from affiliates	114,425
Dividends and interest receivable	(151,799)
Increase (decrease) in operating liabilities:	
Securities sold, not yet purchased, at fair value	47,381,866
Payables to brokers, dealers, and clearing organizations	73,592,213
Payables to affiliates	(227,434)
Dividends and interest payable	101,908
Accounts payable, accrued expenses, and other liabilities	7,196
Net cash provided by operating activities	30,852,482
Cash flows from financing activities:	
Capital contributions	4,551,244
Capital withdrawals	(25,480,887)
Net cash used in financing activities	(20,929,643)
Net increase in cash and cash equivalents	9,922,839
Cash and cash equivalents, beginning of year	194,692
Cash and cash equivalents, end of year	$ 10,117,531
Supplemental disclosure of cash flow information:	
Cash paid during the year for interest	$ 834,189

See accompanying notes to financial statements.

(1) Organization and Nature of Business

Alpine Partners, L.P. (the Partnership) is a limited partnership organized under the laws of New Jersey. The general partner (Eckert Corporation) is a corporation whose sole shareholder is also a limited partner.

The Partnership trades equity securities, convertible debt, options, swaps, and other financial instruments for its own account. These trading activities are primarily related to merger arbitrage.

The Partnership is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation.

Profits and losses are allocated as follows:

a. Net profits, after a 12% priority distribution to the limited partners (as defined in the Partnership Agreement), but only until the Partnership shall earn a 20% return, are allocated 70% to the limited partners and 30% to the general partner. Subsequent to the Partnership earning a 20% return, net profits are allocated 80% to the limited partners and 20% to the general partner.

b. Net losses are allocated first to the general partner based on its share of capital (as defined), and the remaining net losses are allocated to the limited partners. Net profits allocated to the general partner are not subject to reduction by net losses if a limited partner withdraws capital and a portion of the withdrawal represents profits in excess of the priority distribution.

(2) Significant Accounting Policies

(a) Security Valuation

Exchange-traded equity securities are valued at the last sales price on the principal exchange on which the security is traded. If there is no trading volume for a particular valuation day, the last bid price is used. For equity securities traded in the over-the-counter market, the security is valued at the last sale price, or if no sale, at the latest bid price available. Debt securities are valued on the basis of prices obtained from an independent pricing source or broker quotes. The pricing source may utilize various pricing methodologies that incorporate both models (which consider factors such as yield, quality, coupon rate, maturity, issue type, quoted prices for similar securities, prepayment speeds and trading characteristics) and dealer-supplied valuations to derive a valuation. Investments (including certain private equity and distressed debt investments) which are not readily marketable are valued at their estimated fair value as determined by the general partner. Short against the box represents equity securities sold, not yet purchased, for which the Partnership has a corresponding equity securities-owned position. Exchange-traded total return equity swaps are valued based on the last sales price, of the reference security, on the principal exchange on which the reference security is traded.

Securities borrowed and securities loaned are carried at contract value. Interest income and expense on securities borrowed and loaned transactions are recorded as interest earned from borrowed securities and interest incurred on loaned securities, respectively, in the accompanying statement of income.

(b) ***Security Transactions***

Security transactions are recorded on a trade-date basis. Realized gains or losses are measured by the difference between the net proceeds from the repayment or sale and the cost basis of the investment, using the specific identification method, without regard to unrealized appreciation or depreciation previously recognized. Net change in unrealized appreciation or depreciation reflects the change in investment values during the reporting period, including any reversal or previously recorded unrealized appreciation or depreciation, when gains or losses are realized.

Interest income is recorded on an accrual basis to the extent that the Partnership expects to collect such amounts. For loans and debt investments with contractual paid-in-kind (PIK) interest, which represents interest accrued and added to the loan balance that generally becomes due at maturity, the Partnership will generally not accrue PIK interest when the portfolio company valuation indicates that suck PIK interest is not collectable. The Partnership does not accrue as a receivable interest on loans and debt investments if it has reason to doubt its ability to collect such interest. Dividend income, if any, is recognized on an accrual basis on the ex-dividend date to the extent that the Partnership expects to collect such amounts.

(c) ***Foreign Currency Translation***

Assets and liabilities denominated in foreign currencies are translated at year-end spot exchange rates, with resulting gains and losses reflected in the accompanying statement of income as a component of trading and arbitrage gains.

(d) ***Cash Equivalents***

The Partnership considers demand deposits and short-term fixed income highly liquid investments with original maturities of less than three months to be cash equivalents.

(e) ***Trading and Arbitrage Gains***

Trading and arbitrage gains includes both net realized and unrealized gains and losses on securities owned and securities sold.

(f) ***Preparation of Financial Statements***

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including the valuation of certain investments, disclosure of contingent assets and liabilities, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(g) ***New Accounting Pronouncements***

In March of 2008, the FASB issued guidance on, *Disclosures about Derivative Instruments and Hedging Activities*, or ASC 815-10-50. ASC 815-10-50 amends and expands the disclosure requirements of ASC 815 to provide enhanced information about an entity's derivative activities. The primary objectives of ASC 815-10-50 are to provide users of financial statements with an improved degree of transparency and understanding of how and why an entity uses derivative

instruments, how derivative instruments are accounted for, and how derivative instruments affect an entity's financial position, results of operations and its cash flows. See note 4 for the implementation of ASC 815-10-50.

In May 2009, FASB issued guidance on, *Subsequent Events*, or ASC 855, which establishes general accounting standards for and disclosure of events that occur after the balance sheet date but before the financial statements are issued. See note 12 for the implementation of ASC 855.

(3) Fair Value Measurements

ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 – Quoted prices for instruments that are identical or similar in markets that are not active and model-derived valuations for which all significant inputs are observable, either directly or indirectly in active markets;

Level 3 – Prices or valuations that require inputs that are both significant to the fair value measurement and are unobservable.

The hierarchy requires the use of observable market data when available. As required by ASC 820, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following is a summary of the levels within the fair value hierarchy for the Fund's assets and liabilities as of December 31, 2009:

	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Securities owned, at fair value:				
Common stock	$ 112,327,023	348,462	—	112,675,485
Convertible bonds	—	40,197,244	—	40,197,244
Preferred stock	—	19,499,294	—	19,499,294
Options	—	16,668	—	16,668
Exchange traded funds	1,680,672	—	—	1,680,672
Other securities	—	63,503	1,118,992	1,182,495
Distressed bonds	—	—	1,024,860	1,024,860
Debt securities	—	—	1,114,152	1,114,152
Privately held investments	—	—	80,602	80,602
Total assets	$ 114,007,695	60,125,171	3,338,606	177,471,472
Securities sold, not yet purchased, at fair value:				
Common stock	$ 77,498,381	—	—	77,498,381
Exchange traded funds	15,832,719	—	—	15,832,719
Total securities sold, not yet purchased	93,331,100	—	—	93,331,100
Total return equity swaps	—	16,763	—	16,763
Total liabilities	$ 93,331,100	16,763	—	93,347,863

(Continued)

The following table presents additional information about Level 3 assets measured at fair value. Both observable and unobservable inputs may be used to determine the fair value of positions that the Partnership has classified within the Level 3 category. As a result, the unrealized gains and losses for assets within the Level 3 category in the table below may include changes in fair value that were attributable to both observable (e.g., changes in market interest rates) and unobservable (e.g., changes in unobservable long-dated volatilities) inputs.

		Balance at January 1, 2009	Realized and unrealized gains (losses)	Purchases, sales, and settlements	Net transfers in and/or (out) of Level 3	Balance at December 31, 2009
Assets:						
Other securities	$	57,976	488,416	(73,329)	645,929	1,118,992
Distressed bonds		1,157,100	(132,240)	—	—	1,024,860
Debt securities		1,321,336	(156,262)	(50,922)	—	1,114,152
Privately held securities		114,628	(19,104)	(14,922)	—	80,602
Total Level 3 securities	$	2,651,040	180,810	(139,173)	645,929	3,338,606

Realized and unrealized gains and losses are included in trading and arbitrage losses in the statement of income. The change in unrealized gains for the period ended December 31, 2009 for investments still held at December 31, 2009 of $59,548 is reflected in trading and arbitrage losses in the statement of income.

The Partnership holds financial instruments for which limited or no observable market data is available. Fair value measurements for these instruments fall within Level 3 of the fair value hierarchy of ASC 820, *Fair Value Measurements*. These fair value measurements are based primarily upon management's estimates and are often calculated based management's current pricing policy, the current economic and competitive environment, the characteristics of the instrument, credit, interest, and currency rate risks, and other such factors. Therefore, the results cannot be determined with precision, cannot be substantiated by comparison to quoted prices in active markets, and may not be realized in a current sale or immediate settlement of the asset or liability. Additionally, there are inherent uncertainties in any fair value measurement technique, and changes in the underlying assumptions used, including discount rates, liquidity risks, and estimates of future cash flows, could significantly affect the fair value measurement amounts.

(4) Derivatives

The Partnership enters into equity option positions to hedge its trading and arbitrage positions. The Partnership also enters into certain swap contracts for purposes other than hedging, such as total return equity swaps. All derivative instruments are recorded at fair value in the statement of financial condition with the resultant changes in fair value of derivatives recorded as a component of trading and arbitrage gains in the accompanying statement of income. The following notional amounts of these derivatives as of December 31, 2009 are not reflected in the statement of financial condition but are indicators of the volume of transactions.

The following table summarizes the fair values of derivative instruments and volume of derivative activity, categorized by primary underlying risk, as well as their location within the statement of financial condition at December 31, 2009.

	Assets			Liabilities		
Primary underlying risk	**Notional amounts/ Number of contracts**	**Statement of financial condition location**	**Fair value**	**Notional amounts/ Number of contracts**	**Statement of financial condition location**	**Fair value**
Price risk:						
Total return equity swaps	—		$ —	6,513,924	Payables to brokers, dealers, and clearing organizations	$ (16,763)
Equity options	978	Securities owned, at fair value	16,668	—		—
Participation agreement	3,189,691	Receivables from affiliates	156,342	—		—
Currency risk:						
Intercompany swaps	37	Receivables from affiliates	—	—		—

The above volume of derivatives activity is representative of the volume of derivatives activity throughout the year ended December 31, 2009. Cash and securities of approximately $165,000 were pledged by the Partnership as collateral for derivative contracts outstanding at December 31, 2009.

(Continued)

The following table identifies the net gain and loss amounts recognized in income from derivative instruments, categorized by primary underlying risk. All gains and losses are recorded in trading and arbitrage gains in the statement of income:

Primary underlying risk		Realized and unrealized gain (loss) on derivatives recognized in income
Price risk:		
Total return equity swaps	$	1,252,867
Equity options		(631,911)
Participation agreement		515,984
Currency risk:		
Swap agreements		161,400
	$	1,298,340

(5) **Transactions with Related Parties**

The Partnership is a limited partnership, managed by the general partner. The partnership agreement provides that the compensation of the general partner shall not exceed $50,000 per year without the consent of 75% of the limited partners' interests.

An agreement exists between the Partnership and a company that is owned by the spouse of the sole shareholder of the Partnership's general partner (the trading advisor) to provide research assistance and advice in connection with merger arbitrage transactions and trading decisions for the Partnership in return for an advisory fee. The trading advisor is also engaged as trading advisor for nine other entities in a business similar to the Partnership's. Similar trading strategies are employed by the trading advisor for these nine other entities. The advisory fee, which is included in the accompanying statement of income, is determined monthly and is 0.2% of the Partnership's average capital balance during such month.

Pursuant to agreements between the Partnership and five of the nine other entities engaged in a business similar to that of the Partnership (the Agreements), the Partnership will share with the five other entities all realized and unrealized gains and losses derived from the distressed securities held by one of such entities and the Partnership in order to permit the Partnership and other such entities to participate, on a substantially parallel basis, in the economic equivalent of such investments without undue effort or expense.

Any party receiving an allocation of participation in respect to such distressed securities investments shall monthly, receive from, or pay to, as appropriate, the Partnership, an amount equal to any profit or loss attributable to such investments during the month. Profits and losses are allocated pro rata among the parties based upon the underlying capital of each entity.

In accordance with the Agreements, the entities will also pay monthly interest to the Partnership, an amount reflecting the use of capital for holding such investments. Interest payments are based upon the current 30-day LIBOR rate applied to the Partnership's pro rata allocation of the underlying distressed and futures securities portfolio.

Pursuant to swap agreements between the Partnership and one other entity engaged in a business similar to that of the Partnership (the Swap Agreements), the Partnership will enter into total return swap agreements with the other entity in order to permit the Partnership to participate in futures contracts on a fractional basis.

In accordance with the Swap Agreements, the Partnership will also pay monthly interest to the other entity. Interest payments are based upon the current 30-day LIBOR rate applied to the cost of contract deposits of the Swap Agreements.

An agreement exists between the Partnership and an affiliate of the Partnership's general partner. This affiliate (the administrative affiliate) performs various administrative services including research, back-office operations, trade executions, and other personnel services, as well as furnishes office space to the Partnership. The Partnership shares services provided by the administrative affiliate with nine other entities engaged in a business similar to the Partnership's. During 2009, total administrative fees were $533,074, which are included in operating expenses in the statement of income.

The amounts due to and from affiliates incurred as of December 31, 2009 are as follows:

		Balance December 31, 2009
Due from:		
Palisades Partners, L.P.	$	34,186
Alpine Associates II, L.P.		95,707
Alpine Associates Offshore Fund Ltd.		9,705
Alpine Associates Offshore Fund II Ltd.		16,804
	$	156,402
Due to:		
A&T Management	$	280,822
Administrative affiliate		32,266
Alpine Associates, A Limited Partnership		12,291
Eckert Corporation		4,167
	$	329,546

The Partnership did not incur any interest expense during the year pertaining to related party balances.

(6) Receivables from and Payables to Brokers, Dealers, and Clearing Organizations

As of December 31, 2009, receivables from and payables to brokers, dealers, and clearing organizations included approximately $113.0 million, including $4.8 from Alpine Associates, of securities borrowed and

(Continued)

approximately $35.2 million, including $2.2 million to Alpine Associates, of securities loaned, respectively.

Securities borrowed and securities loaned transactions are reported as collateralized financing transactions. Securities borrowed transactions require the Partnership to deposit cash with the lender. With respect to securities loaned, the Partnership receives collateral in the form of cash in an amount generally in excess of the fair value of securities loaned. The Partnership monitors the fair value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. As of December 31, 2009, the Partnership has received securities with a fair value of approximately $108.1 million, including $4.6 million from Alpine Associates, related to its securities borrowed transactions. As of December 31, 2009, the Partnership has pledged securities with a fair value of approximately $33.7 million, including $2.1 million to Alpine Associates, related to its securities loaned transactions. The Partnership continues to report assets it has pledged as collateral in secured borrowings and other arrangements when the secured party cannot sell or re-pledge the assets.

(7) Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

In the normal course of business, the Partnership's activities involve execution, settlement, and financing of various securities transactions primarily on U.S. and European stock and futures exchanges. These activities may expose the Partnership to counterparty risk. Such counterparties represent principally major brokerage institutions. The Partnership monitors the credit standing of counterparties with whom it conducts business. Risk is further controlled by monitoring the fair value of pledged securities on a daily basis and requiring adjustments of collateral levels in the event of excess market exposure.

The Partnership may be exposed to off-balance sheet market risk for securities sold, not yet purchased, should the value of such securities rise. Additionally, futures contracts are subject to market risk. The Partnership monitors such off-balance sheet market risk and takes appropriate action to reduce such risk as required.

(8) Net Capital

The Partnership is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the Rule). Under the alternative method permitted by the Rule, the required net capital, as defined, shall be the greater of $250,000 or 2% of aggregate debit items, as defined. As of December 31, 2009, the Partnership's net capital was $98,858,729, which was $98,608,729 in excess of regulatory requirements. Capital may not be withdrawn from the Partnership to the extent that capital is required to maintain continued compliance with the Rule.

Proprietary accounts held at Credit Suisse LLC and Deutsche Bank AG (collectively, the Brokers) (PAIB Assets) are considered allowable assets in the computation of net capital pursuant to an agreement between the Partnership and the Brokers, which requires, among other things, the Brokers to perform a computation of PAIB Assets similar to the customer reserve computation set forth in SEC Rule 15c3-3.

(9) Income Taxes

In accordance with federal income tax regulations, income taxes are the responsibility of the individual partners. Consequently, no provision or liability for federal income taxes has been reflected in the

accompanying financial statements. As a New Jersey limited partnership, the Partnership is subject to a minimal New Jersey tax filing fee.

During the current year the Partnership adopted ASC 740, *Accounting for Uncertainty in Income Taxes.* ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements.

The Partnership is required to evaluate the tax positions taken or expected to be taken in the course of preparing the portfolio's tax returns to determine whether the tax positions are "more-likely than-not" of being sustained by the applicable tax authority. This evaluation had no impact on the operations of the Partnership for the year ended December 31, 2009. However, the General Partner's conclusions will be subject to review and may be adjusted at a later date based on factors including, but not limited to, on-going analyses of tax laws, regulations and interpretations thereof.

The major jurisdictions of the Partnership and the earliest tax year subject to examination are as follows:

United States	2006

(10) Commitments and Contingencies

In its normal course of business, the Partnership is subject to examinations and requests for information from its regulators. The Partnership has complied with these requests and does not expect the resolution of any will result in a material adverse effect on the Partnership's financial position or results of operations.

(11) Financial Highlights

Financial highlights for the Partnership for the year ended December 31, 2009 were as follows:

Total return	7.66%

Total return is calculated based on net assets for the limited partner class taken as a whole. An individual investor's return may vary from these returns based on the timing of capital transactions.

The following table presents net investment income and operating expenses to average net asset ratios for the year ended December 31, 2009:

Net investment income	(2.61)%
Operating expenses	5.35

The net investment income and operating expense ratios are calculated based on average monthly net assets of limited partners. Net investment income is calculated based on interest earned from borrowed securities, dividends, and interest less total expenses. Operating expenses are calculated based on total expenses less interest incurred on loaned securities. The computation of such ratios are based on the amount of net investment loss and operating expenses assessed to an individual limited partner's capital may vary from these ratios based on the timing of capital transactions.

(12) Subsequent Events

Management has evaluated all subsequent transactions and events after the balance sheet date through February 26, 2010, the date on which these financial statements were issued and, except as already included in the notes to these financial statements, has determined that no additional items require disclosure.

Schedule I

ALPINE PARTNERS, L.P.

Computation of Net Capital Pursuant to SEC Rule 15c3-1

December 31, 2009

Computation of net capital:		
Total partners' capital		$ 139,978,620
Deduction and/or charges:		
Nonallowable assets	$ (3,560,535)	
Other	(236,861)	(3,797,396)
Net capital before haircut on firm securities		136,181,224
Haircuts on firm securities		37,322,495
Net capital		98,858,729
Computation of alternative net capital requirements:		
Minimum net capital requirement		250,000
Excess net capital		$ 98,608,729
Net capital in excess of 5% of aggregate debit items or 120% of the minimum net capital requirement		$ 98,558,729

The above computation does not differ materially from the Partnership's amended computation of net capital filed with FOCUS Form X-17A-5 Part IIA as filed on February 4, 2010 with the Financial Industry Regulatory Authority.

See accompanying report of independent registered public accounting firm.

Schedule I

ALPINE PARTNERS, L.P.

Schedule of Nonallowable Assets

December 31, 2009

Description		Amount
Securities owned, not readily marketable, at fair value	$	3,402,114
Receivables from affiliates		156,402
Other assets		2,019
Total nonallowable assets	$	3,560,535

See accompanying report of independent registered public accounting firm.

Schedule II

ALPINE PARTNERS, L.P.

Computation for Determination of Reserve Requirements for Broker-Dealers under Rule 15c3-3

December 31, 2009

		Amount
Credit balances:		
Free credit balance and other credit balance in customers' security accounts	$	—
Monies borrowed collateralized by securities carried for the accounts of customers		—
Monies payable against customers' securities loaned		—
Customers' securities failed to receive		—
Credit balances in firm accounts which are attributable to principal sales to customers		—
Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days		—
Market value of short security count differences over 30 calendar days old		—
Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days		—
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days.		—
Other		—
Total credits	$	—
Debit balances:		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to	$	—
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		—
Failed to deliver of customers' securities not older than 30 calendar days		—
Margin required and on deposit with the Options: Clearing Corporation for all options contracts written or purchased in customer accounts		—
Margin related to security futures products written, purchased or sold in customer accounts required and on deposit with a clearing agency or a derivative clearing organization		—
Market value of stock dividends, stock splits and similar distributions		—
Other		—
Aggregate debit items		—
Less 3% (for alternative method only)		—
Total 15c3-3 debits	$	—

Note: There are no differences between this computation and the amended computation filed by the Company on Securities and Exchange Commission Form X-17A-5 as of February 4, 2010.

See accompanying report of independent registered public accounting firm.

KPMG
KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to SEC Rule 17a-5

The Partners
Alpine Partners, L.P.:

In planning and performing our audit of the financial statements of Alpine Partners, L.P., (the Partnership) as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Partnerships including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as requires by Rule 15c3-3.

Management of the Partnership is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the General Partner, Limited Partners, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be used and should not be used by anyone other than these specified parties.

KPMG LLP

February 26, 2010

KPMG

ALPINE PARTNERS, L.P.

Financial Statements and Schedules

(With Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to SEC Rule 17a-5)

December 31, 2009

(With Report of Independent Registered Public Accounting Firm Thereon)

KPMG

ALPINE PARTNERS, L.P.

Report of Independent Registered Public Accounting Firm

on Applying Agreed-Upon Procedures

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

The Partners
Alpine Partners, L.P.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Alpine Partners, L.P. (the Partnership) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC (collectively the "Specified Parties" of the report), solely to assist the Specified Parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The General Partner is responsible for Alpine's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the Specified Parties. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences;
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Specified Parties and is not intended to be and should not be used by anyone other than these Specified Parties.

KPMG LLP

February 26, 2010
New York, New York